Granite Ridge Resources, Inc.

5217 McKinney Avenue, Suite 400

Dallas, Texas

January 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	Cheryl Brown, Office of Energy and Transportation

Re:	Granite Ridge Resources, Inc.
Registration Statement on Form S-1
Initially Filed November 18, 2022; Amendment No. 1 filed December 16, 2022; Amendment No. 2 filed January 10, 2023
File No. 333-268478

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Granite Ridge Resources, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on January 18, 2023, or as soon as thereafter practicable.

If you have any questions, please do not hesitate to call Amy Curtis at (214) 969-1763 or Jeremiah Mayfield at (214) 969-1744.

Very truly yours,

GRANITE RIDGE RESOURCES, INC.

By:	/s/ Luke Brandenberg
Name: Luke Brandenberg
Title: Chief Executive Officer

cc:

Amy Curtis, Holland & Knight LLP
Jeremiah Mayfield, Holland & Knight LLP